Exhibit 4.8

Convenience Translation from the German Original

KIM SCHINDELHAUER
Chairman of the Supervisory board of
AIXTRON AG

Dr Bernd Schulte
The Board, AIXTRON AG
Kackertstr. 15-17

D-52072 Aachen

Date October 20, 2004

Board service contracts

Dear Dr Schulte

On behalf of the full Supervisory Board, I am pleased to be able to inform you that we are extending your board service contract to March 31, 2010. Accompanying the extension of the contract, we will increase your benefits from April 1, 2005 to €20,000.00 per month, i.e. € 260,000.00 p.a.

In addition, you will receive from a “total bonus pot” a profit sharing bonus in the amount of 1.5% of the modified consolidated profit for the year (in accordance with IFRS – consolidated accounts) with retroactive effect to January 1, 2005. The modified consolidated profit for the year results from the consolidated accounts of the company, according to the consolidated accounts (IFRS) audited by and issued with the opinion of the auditor, less any consolidated loss brought forward from previous years and any amounts that are to be transferred from the profit for the year of AIXTRON AG to the retained earnings in accordance with the law or the articles of association.

The consolidated loss carried forward results from the annual consolidated losses from previous years, less annual consolidated profits from subsequent financial years. Possible losses carried forward from financial years before January 1, 2005 are not taken into consideration.

The total bonus pot amounts to 10% of the modified consolidated profit for the year and amounts in sum to a maximum of €6.5 million.

Furthermore, we will increase the amount that covers the pension scheme under s. 4.3.1 in your service contract of March 7, 2002 to €40,000.00 p.a.

The supervisory board will examine other benefits after three years to check that they are appropriate.

All other regulations in your service contract remain unchanged.

I wish you every success.

[signed]